FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                          For:
                               October 29, 2001;
                               October 08, 2001;
                               October 01, 2001




                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                           NAM TAI ELECTRONICS, INC.
                Q3 Sales Up 4%, EBITDA Per Share $0.64 vs. $0.68

VANCOUVER, CANADA October 29, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the third quarter ended September 30, 2001.

Net sales for the third quarter of 2001 was $59.6 million, an increase of 4% compared to net sales of $57.2 million for the third quarter of 2000. Operating income for the third quarter of 2001 was $3.2 million (gain of $0.31 per share) a decrease of 9.1% compared to operating income of $3.6 million ($0.39 per share) for the third quarter of 2000. Net income for the third quarter of 2001 was $3.7 million down 12% compared to net income of $4.2 million in the third quarter of 2000. Basic and diluted earnings per share for the third quarter of 2001 were $0.36 and $0.36 compared to earnings per share of $0.47 and $0.46 in the third quarter of 2000.

Net sales for the nine months ended September 30, 2001 increased by 9.5% to $166.9 million from $152.4 million for the first nine months of 2000. Operating loss for the first nine months of 2001 was $0.8 million (loss of $0.08 per share) compared to operating income of $8.7 million ($0.94 per share) for the first nine months of 2000. Net income for the first nine months in 2001 was $0.4 million. This compares to net income of $22.4 million for the first nine months of 2000, including a $12.1 million gain from the sale of a non-core asset. Basic and diluted earning per share for the first nine months of 2001 were $0.04 and $0.04 compared to earnings per share of $2.53 and $2.45 for the first nine months of 2000.

In spite of the current worldwide economy slowdown, the Company is pleased that in the third quarter it returned to growth and profitability. Results of the Company's realignment plans announced in the second quarter are very encouraging with positive effects. Costs are beginning to reduce and we expect to achieve a 13th consecutive year of profitability in 2001, but it will be difficult for the Company to give guidance for 2002 in view of a lack of market visibility, especially after the September 11th WTC attack.

The cash net income for the third quarter of 2001 was $4.2 million ($0.40 per share) compared to cash net income of $4.3 million ($0.46 per share) for the third quarter of 2000. EBITDA for the third quarter of 2001 was $6.6 million ($0.64 per share) compared to EBITDA of $6.3 million ($0.68 per share) for the third quarter of 2000. The Company continues to maintain a strong financial position ending the third quarter of 2001 with $3.82 of cash per share and approximately $15.55 of net book value per share, based on 10,486,940 shares outstanding compared with 8,984,723 shares outstanding as at September 30, 2000. The Company, as at September 30, 2001, had a cash to current liabilities ratio of 0.91, a current ratio of 2.61, a total assets to total liabilities ratio of
4.72 and $40.1million of cash.

                                  Page 1 of 8

With the Company's strong financial position, and positive operating cash flow, it will continue with internal expansion plans. The internal expansion plans include a new 138,000 square foot factory building that is proceeding smoothly. In addition, the Company has commenced a $15 million investment plan for a new STN LCD Panel production line, and $0.1 million for bringing in the COF (Chip on Film) technology in expectation of increased orders for both new and existing products from new and existing customers. Installation and test of machinery is expected by end of 2001. The Company is also pursuing merger and acquisition opportunities to help augment its internal growth.

                 Summary of September 30, 2001 Financial Results
             Excluding one-time charges and amortisation of goodwill
                 (In Thousands of US Dollars except share data)

                                 Three months ended                Nine months ended
                                    September 30                      September 30
                                2001           2000               2001           2000
--------------------------- -------------- --------------     -------------- --------------
Net sales                         59,551         57,249            166,920        152,381
Gross profit  (1)                  9,118          8,982             24,023         23,432
Operating income (1,2)             3,225          3,549              6,515          9,031
Net income (1-3)                   3,714          4,219              8,170         10,681
EPS diluted                         0.36           0.46               0.79           1.17
Cash net income (1-4)              4,170          4,267              9,540         10,826
Cash EPS diluted                    0.40           0.46               0.92           1.19
EBITDA (1-4)                       6,619          6,271             17,554         16,818
EBITDA per share diluted            0.64           0.68               1.70           1.84
--------------------------- -------------- -------------- --- -------------- --------------

1) Excludes $5.5 million in inventory write-offs and provisions for slow moving raw materials and $0.3 million for severance payment for the nine months ended September 30, 2001. 2) Excludes stock option compensation expense of $0.8 million and realignment charges (including additional provisions for severance payments) of $0.7 million for the nine months ended September 30, 2001. 3) Excludes provision for impairment in value of non-core assets of $0.5 million for the nine months ended September 30, 2001, and a $12.1 million gain on the sale of non-core assets in the first quarter of 2000. 4) Excludes amortisation of goodwill of $0.5 million and $1.4 million for the three months and nine months ended September 30, 2001.

Third Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, October 29, 2001 at 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call over the internet by clicking http://www.videonewswire.com/event.asp?id=1486 or over the phone by dialing
(612) 332-0820 just prior to its start time. Callers will be asked to register with the conference call operator.

                                  Page 2 of 8
Dividends

On October 21, 2001 the Company paid a quarterly dividend of $0.10 per share to shareholders of record at the close of business on September 30, 2001. The record date for the fourth quarter dividend of $0.10 per share is December 31, 2001 and the payment date is January 21, 2002.

It is the general policy of Nam Tai to determine the actual annual amount of future dividends based upon the Company's profitability during the preceding year. There can be no assurance that any dividend will be declared in 2002 or if declared the amount of such dividend.

Repurchase Program

On October 1, 2001 the Company announced a stock repurchase program to buy-back up to an aggregate of two million common shares in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18. As at October 26, 2001, the Company did not repurchase any of its common shares in the open market, in this connection, the Company decided to extend the stock re-purchase program for another six months to the end of June 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web-site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's forward guidance for 2001 profitability is dependant upon many factors including the level of overall growth of the mobile phone market, end-user demand, competitive pressures, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

                                  Page 3 of 8

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(In Thousands of US Dollars except share data)


                                                        Unaudited               Unaudited
                                                    Three months ended      Nine months ended
                                                       September 30            September 30
                                                    2001        2000         2001        2000
------------------------------------------------ ----------- -----------  ----------- -----------
Net sales                                        $   59,551  $  57,249    $ 166,920   $ 152,381
Cost of sales                                        50,433     48,267      148,680     129,010
                                                 ----------- -----------  ----------- -----------
Gross profit                                          9,118      8,982       18,240      23,371

Costs and expenses
  Selling, general and administrative expenses        5,199      4,582        16,749     12,169
  Research and development expenses                     694        851         2,266      2,574
                                                 ----------- -----------  ----------- -----------
                                                      5,893      5,433        19,015     14,743
                                                 ----------- -----------  ----------- -----------
Income (loss) from operations                         3,225      3,549          (775)     8,628

Gain on disposal of land                                  -         42            18        355
Interest income                                         259        862           982      2,564
Other (loss) income - net                              (192)        84          (473)    11,520
Equity in income (loss) of affiliated companies         464        (79)          768       (110)
                                                 ----------- -----------  ----------- -----------
Income before income taxes and minority interest      3,756      4,458           520     22,957

Income taxes expenses                                    (1)      (240)         (116)      (564)
                                                 ----------- -----------  ----------- -----------
Income before minority interest                       3,755      4,218           404     22,393

Minority interest                                       (41)         1           (24)        14
                                                 ----------- -----------  ----------- -----------
Net income                                       $    3,714  $   4,219    $      380  $  22,407
                                                 =========== ===========  =========== ===========
Net income per share
  Basic                                          $     0.36  $    0.47    $     0.04  $    2.53
                                                 =========== ===========  =========== ===========
  Diluted                                        $     0.36  $    0.46    $     0.04  $    2.45
                                                 =========== ===========  =========== ===========

Weighted average number of shares (`000')
  Basic                                              10,197      8,889        10,208      8,866
  Diluted                                            10,314      9,187        10,333      9,133

                                  Page 4 of 8

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
(In Thousands of US Dollars)

                                                             Unaudited      Audited
                                                            September 30  December 31
                                                                2001         2000
--------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                  $  40,108      $  58,896
  Marketable securities                                          7,500          7,937
  Accounts receivable, net                                      42,638         37,550
  Inventories                                                   17,300         27,172
  Prepaid expenses and deposits                                  5,601          1,755
  Income taxes recoverable                                       1,164          2,042
                                                             -------------------------
     Total current assets                                      114,311        135,352

Investments in affiliated companies                              2,822          2,054


Property, plant and equipment, at cost                          98,362         71,624
Less: accumulated depreciation and amortization                (33,190)       (27,025)
                                                             -------------------------
                                                                65,172         44,599
Intangible assets - net                                         23,568         24,996
Other assets                                                     1,369          1,369
                                                             -------------------------
     Total assets                                            $ 207,242      $ 208,370
                                                             =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                              $      22      $   1,499
  Short term debt                                                    -             24
  Accounts payable and accrued expenses                         38,594         40,224
  Amount due to a related party                                  4,044          2,691
  Dividend payable                                               1,032            904
  Income taxes payable                                             183            442
                                                             -------------------------
    Total current liabilities                                   43,875         45,784

Deferred income taxes                                               34             34
                                                             -------------------------
    Total liabilities                                           43,909         45,818

Minority interest                                                  215            188


Shareholders' equity:
  Common shares                                                    105            102
  Additional paid-in capital                                   111,302        105,963
  Retained earnings                                             51,698         56,304
  Accumulated other comprehensive income (Note 1)                   13             (5)
                                                             -------------------------
    Total shareholders' equity                                 163,118        162,364

    Total liabilities and shareholders' equity               $ 207,242      $ 208,370
                                                             =========================
                                  Page 5 of 8

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(In Thousands of US Dollars)

                                                                    Unaudited                  Unaudited
                                                               Three months ended          Nine months ended
                                                                  September 30               September 30
                                                                 2001        2000          2001        2000
------------------------------------------------------------ ------------ -----------  ------------ -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net  income                                                  $    3,714   $   4,219    $     380    $  22,407
Adjustments   to  reconcile  net  income  to  net  cash
 provided  by  operating activities:
   Depreciation and amortization                                  2,904       1,809        9,260        5,424
   Loss (gain) on disposal of property, plant and equipment          67          57          133         (255)
   Unrealised loss on marketable securities                           -           -          437            -
   Gain on disposal of marketable securities                          -           -            -      (10,783)
   Gain on disposal of investment in an affiliated company            -           -            -       (1,346)
   Equity in (income) loss of affiliated companies less            (464)         79         (768)         110
   dividend received and amortisation of goodwill
   amortization
   Fair value of shares issued as compensation                        -           -            -          135
   Minority interest                                                 41          (1)          24          (14)
Changes in current assets and liabilities, net of  effects
 of acquisitions and disposals:
  (Increase) decrease in accounts receivable                       (269)      1,865       (5,048)      (9,995)
  (Increase) decrease in inventories                                (17)     (1,747)       9,894       (9,108)
  Decrease (increase) in prepaid expenses and deposits            1,077          84       (3,844)         382
   (Increase) decrease in income taxes recoverable                  (41)         84          878          238
   Increase (decrease) in notes payable                              17          40       (1,477)      (6,909)
   Increase (decrease) in accounts payable and accrued            2,269       1,327       (1,644)      14,343
   expenses
   Repayment of capital leases                                        -           -          (65)           -
   Increase in amount due to a related party                      1,400           -        1,313            -
   (Decrease) increase in income taxes payable                      (20)        143         (259)         348
                                                             ------------ -----------  ------------ -----------
            Total adjustments                                     6,964       3,740        8,834      (17,430)
                                                             ------------ -----------  ------------ -----------
Net cash provided by operating activities                    $   10,678   $   7,959    $   9,214    $   4,977
                                                             ------------ -----------  ------------ -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of marketable securities                         $        -   $  (7,500)   $       -    $  (7,500)
   Purchase of property, plant and equipment                     (4,074)       (973)     (27,675)      (2,269)
   Decrease in other assets                                           -           -            -          159
   Increase in investment of subsidiaries                             -           -          (85)           -
   Proceeds from disposal of investment in an                         -           -            -        3,875
   affiliated company
   Purchase of interest in affiliated companies                       -      (2,036)           -       (2,243)
   Proceeds from disposal of property, plant and                      4          12          283          388
   equipment
   Proceeds from disposal of marketable securities                    -           -            -       22,588
                                                             ------------ -----------  ------------ -----------
   Net cash (used in) provided by investing activities       $   (4,070)  $ (10,497)   $ (27,477)   $  14,998
                                                             ------------ -----------  ------------ -----------
                                  Page 6 of 8

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(In Thousands of US Dollars)

                                                               Unaudited            Unaudited
                                                           Three months ended   Nine months ended
                                                              September 30         September 30
                                                             2001     2000       2001      2000
--------------------------------------------------------- --------- ---------  --------- ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                 $      -  $      -   $ (1,892) $    (73)
   Dividends paid                                           (1,002)     (799)    (2,915)  (11,180)
   Repayment of short term debt                                  -         -        (24)        -
   Proceeds from shares issued on exercise of options        3,075     1,170      4,306     1,465
     and warrants
   Contribution by minority interest                             -         -          -       200
                                                          --------- ---------  --------- ---------
Net cash provided by (used in) financing activities       $  2,073  $    371   $   (525) $ (9,588)
                                                          --------- ---------  --------- ---------

Foreign currency translation adjustments                         1        (6)         -        (5)
                                                          --------- ---------  --------- ---------
Net increase (decrease) in cash and cash equivalents         8,682    (2,173)   (18,788)   10,382
                                                          --------- ---------  --------- ---------
Cash and cash equivalents at beginning of period            31,426    66,770     58,896    54,215
                                                          --------- ---------  --------- ---------
Cash and cash equivalents at end of period                $ 40,108  $ 64,597   $ 40,108  $ 64,597
                                                          ========= =========  ========= =========
                                  Page 7 of 8

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealised gain on marketable securities. The comprehensive income of the Company was $398 and $22,149 for the nine months ended September 30, 2001 and September 30, 2000, respectively.
2. Business segment information - The Company operates principally in the consumer electronic product segment of the electronics manufacturing services (EMS) industry. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                 Unaudited                  Unaudited
                                             Three months ended        Nine months ended
                                                September 30               September 30
                                              2001        2000          2001         2000
----------------------------------------- ----------- ----------  ----------- -----------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers             $   50,754  $  53,909   $  149,319  $  147,023

   - PRC, excluding Hong Kong:
       Unaffiliated customers                  8,797      3,340       17,601       5,358
       Intersegment sales                     38,472     50,526      114,712     137,849

   - Intersegment eliminations               (38,472)   (50,526)    (114,712)   (137,849)
                                          ----------- ----------  ----------- -----------

         Total net sales                  $   59,551  $  57,249   $  166,920  $  152,381
                                          =========== ==========  =========== ===========

Income (loss) from operations within:
   - PRC, excluding Hong Kong             $    2,740  $   2,717   $     (169) $    6,322
   - Hong Kong                                   974      1,502          549      16,085
                                          ----------- ----------  ----------- -----------

         Total net income                 $    3,714  $   4,219   $      380  $   22,407
                                          =========== ==========  =========== ===========


                                            Unaudited     Audited
                                          Sept.30,2001  Dec.31,2000
----------------------------------------- ------------ ------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong             $   69,950   $   71,242
   - Hong Kong                               137,292      137,128
                                          ------------ ------------

         Total assets                     $  207,242   $  208,370
                                          ============ ============

                                   Page 8 of 8

            Management Discussion and Analysis of Financial Condition
                           and Results of Operations

Results of Operations

General

The Company derives its revenues principally from the design and manufacturing services to original equipment manufacturers (OEMs) of consumer electronic products and components. Products manufactured by Nam Tai include, telecommunication products, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and smart card readers as well as electronic components and subassemblies including liquid crystal display (LCD) panels, transformers, and LCD modules used in the manufacture of cellular phones and various other electronic products. It also manufactures lithium ion rechargeable battery packs that are used in cellular phones. The Company carries out all of its manufacturing operations in southern China.

Nine Months Ended September 30, 2001 Compared to the Nine Months Ended September 30, 2000

The Company's net sales for the nine months ended September 30, 2001 were $166,920,000 an increase of 10% compared to $152,381,000 in the corresponding period in 2000. The increase in sales is primarily attributed to sales arising from the Company's acquisition of an LCD panel and transformer manufacturer at the end of October 2000. Sales also increased for LCD modules and lithium ion rechargeable battery packs for mobile phone. Sales increases were partially offset by a reduction in sales of calculators and other finished products.

Management believes sales of calculators, personal organizers, and electronic dictionaries to its OEM customers will continue to be an important line of business; however, telecommunication products and components, including LCD modules and rechargeable battery packs for cellular phones, along with new products will continue to be an increasing proportion of total revenue in the future.

The gross profit for the nine months ended September 30, 2001 was $18,240,000, (11% gross margin), compared with $23,371,000, (15% gross margin) in the prior year period. The decline in the gross margin is primarily the result of $5.5 million in inventory write-offs and provisions for slow moving raw materials and $0.3 million for severance payment.

Selling, general and administrative expenses for the nine months ended September 30, 2001 were $16,749, 000, 10% of sales, including stock option compensation expense of $0.8 million and realignment charges of $0.7 million. This compares to $12,169,000, 8% of sales in the prior year period. Research and development expenses for the nine months ended September 30 , 2001 were $2,266,000 1.4% of sales, compared to $2,574,000, 1.7% of sales in the prior year period.

Operating income for the nine months ended September 30, 2001 was a loss of $775,000 compared to a gain of $8,628,000 in the prior year period. Net income for the nine months ended September 30, 2001 was $380,000. This compares to $22,407,000 in the prior year period, which included a $12.1 million gain on the sale of non-core assets.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and trade finances facilities to finance its operations and expansion.

As of September 30, 2001 the Company has $40,108,000 in cash and cash equivalents.

As of September 30, 2001 the Company has a working capital surplus of $70,402,000 compared to $92,491,000 as at September 30, 2000. The decrease in working capital is primarily related to the purchase of property plan and equipment.

The Company has generated sufficient funds from its operating activities to finance its operations.

At September 30, 2001, Nam Tai had in place general banking facilities with three financial institutions aggregating $76.5 million. Such facilities, which are subject to annual review, permit the Company to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital, as well as fixed loans. As at September 30, 2001 the Company had utilized approximately $3.6M under such general credit facilities and had available unused credit facilities of $72.9 million.

The Company also has a $15 million term loan facility with one of its bankers, none of which has not been utilized as of September 30, 2001. As at September 30, 2001 there was no long-term debt.

The  Company  believes  that cash on hand and  internally  generated  funds,  in
addition  to  banking   facilities  are  sufficient  to  fund  working   capital
requirements and planned capital additions and investments.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
           DIRECTOR EXERCISES WARRANT FOR PURCHASE OF 300,000 SHARES

VANCOUVER, CANADA Oct 8, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced that a Nam Tai independent director elected to exercise a warrant to purchase 300,000 common shares at $10.25 per share. Nam Tai will realize $3,075,000 in proceeds from the exercise of the warrant.

Dividends

The record date for the third quarter dividend of $0.10 per share is September 30, 2001 and the payment date is October 21, 2001.

Third Quarter Results

Nam Tai will release its unaudited third quarter results for the period ended September 30, 2001 before the market opens on Monday, October 29, 2001.

The Company will hold a conference call on Monday, October 29, 2001 @ 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, October 26, 2001.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612) 332-0820.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                       ANNOUNCES STOCK REPURCHASE PROGRAM

VANCOUVER, CANADA Oct 1, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that its Board of Directors has approved a stock repurchase program to buy-back up to an aggregate of two million common shares in the open market from time to time at prevailing market prices.

After the recent terrible tragedy in US and the collapse of the World Trade Centre in New York, the stock market experienced great pressure and share prices fluctuated severely. Nam Tai shares were no exception, also being impacted and becoming undervalued. Accordingly, the Board of Directors decided to implement a repurchase program that is expected to continue for a three month period, unless extended or shortened by the Board of Directors, in accordance with SEC Rule 10b-18 and the announcement from the SEC after the emergency in New York relaxing the rules for repurchase programs. The Company plans to use existing cash balances to finance the repurchases. Based on June 30, 2001 cash on hand of $31.4 million and book value per share of $15.46 the Company believes that the current market price does not adequately reflect the long term potential of the Company. Nam Tai does not expect the repurchase program will impair its ability to expand its business through internal growth and acquisitions. According to the current sales information, the sales of the Company still enjoy slight growth compared with the year of 2000 and the Company has confidence it can show profitable results at the end of this year.

Dividends

The record date for the third quarter dividend of $0.10 per share is September 30, 2001 and the payment date is October 21, 2001.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.



The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                 /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  November 1, 2001